

September 12, 2014

Dear Fellow Shareholders:

Fiscal 2014 was a successful year for Standex. Total sales, earnings per share and free cash flow all increased in a significant way. Driven by our growth and cost reduction initiatives, total sales increased 6.4% from fiscal 2013, non-GAAP operating income rose 14.7% and non-GAAP earnings grew 17.2% to a company record $4.22 per share. After expending nearly $19 million in capital investments to position the company for profitable growth, free cash flow exceeded $53 million, or $4.00 per share, and we ended the year in a net cash position of approximately $29 million.

There were a number of important milestones here at Standex this year. Roger Fix retired as president and chief executive officer and became chairman of the board in January, 2014. I joined the company in January 2014, and am pleased to say that our leadership transition was smooth and productive. Roger joined Standex in 2001 as President/COO and became CEO in 2003. In the years he led the company, he undertook significant actions to focus the portfolio, improve operating performance and lead the company through the dramatic economic downturn of 2008-9. As a result of the quality of his decisions and actions, he left the company in the strongest position in its history. The company is fortunate to have him as the chair of our board of directors, and I am fortunate to have Roger as a mentor and coach.

Our former chairman, Edward ("Ted") J. Trainor, retired as chairman in January 2014. Ted held this position since 2001. Throughout his thirty year history with Standex, Ted's leadership guided the company through periods of substantial transformation. Ted's death on March 30, 2014 was a melancholy event for all of us this past year. We appreciate and acknowledge his spirited collaboration and his many contributions to our company.

From an operational standpoint, we closed our Food Service Group's Cheyenne, Wyoming facility, moving production into our strategic Mexico factory. We also began repositioning the Food Service portfolio with the acquisition of Ultrafryer Systems, Inc., a chain restaurant fryer business, and by divesting a lower margin custom fabrication business. Our Engineering Technologies Group won significant awards in the aviation markets, which we are reinforcing with the recent acquisition of Enginetics Corporation. In addition, our Electronics, Engraving and Hydraulics businesses all performed well in the second half of the year, creating momentum for Standex as we enter fiscal 2015.

Standex INTERNATIONAL CORPORATION, 11 KEEWAYDIN DRIVE, SALEM, NH 03079 TEL. (603) 893-9701 WWW.STANDEX.COM

Business Review

The Standex Food Service Equipment Group made solid progress on its growth and profitability strategies in fiscal 2014. Sales in our Refrigerated Solutions business were up substantially, year-over-year, primarily driven by strong customer response to the new value-engineered, upright merchandising cabinet product line that we introduced in fiscal 2013. Dollar store demand for our endless display cabinet products also contributed to Refrigerated Solutions' sales growth this year.

In Cooking Solutions, we launched a number of products that have been well received in the marketplace. Late in the year, we acquired Texas-based Ultrafryer Systems, a leading producer of commercial deep fryers for chain restaurants. This strategic acquisition fills a gap in our product offering, bringing us a highly differentiated product line, good customer relationships and an experienced management team.

Our top priority in Cooking Solutions for fiscal 2014 was to consolidate excess capacity, reduce costs and improve productivity. We completed the closure of our Cheyenne, Wyoming facility on schedule. Production was transferred to our Nogales, Mexico plant. We continue to expect that this consolidation will result in $4 million in annual cost savings. Finally, we tightened our strategic focus by divesting the low-margin, non-core American Foodservice Company, a custom fabrication business, in a transaction that closed shortly before year-end.

The Standex Engraving Group delivered solid growth and improved profitability in fiscal 2014, driven by strong mold texturizing demand. Over the past six quarters, we have opened new mold texturizing manufacturing facilities in Brazil, India, Mexico and South Korea. This expanding global presence has enabled us to successfully participate in record automotive model launches in North America, Europe and Asia. It also supports our pursuit of texturizing opportunities in other industrial and consumer products.

In addition, we opened the new Manchester, England design hub in fiscal 2014. The design hub allows us to partner with automotive OEM design teams by providing rapid prototyping of textures as new automotive interior concepts are developed for the future. We also recently opened our fifth mold texturizing manufacturing facility in China, and have approved two new sites in European and Asian emerging markets to begin operations in fiscal 2015.

Fiscal 2014 was a pivotal year for the Standex Engineering Technologies Group. Sales grew year-over-year in substantially all of our end markets, highlighted by accelerating shipments to our space customers in the second half of the fiscal year. Engineering Technologies also continued to both deepen and broaden its penetration into the aviation market in fiscal 2014. Our growing aviation exposure will improve both the consistency of our production volumes and long-term growth prospects. As part of this strategy, we recently announced the acquisition of Enginetics Corporation, an Ohio-based company with broad metal forming capabilities serving aviation customers in the United States and Europe. Over 30% of Engineering Technologies' sales will now come from aviation customers.

The Standex Electronics Group continued to manage the evolution of its end markets successfully in fiscal 2014, bringing new products to new applications and winning new customers, particularly in North America and Europe. Our combined Standex-Meder Electronics product pipeline positions the business to capitalize on the ongoing shift to a smarter, more connected world, which requires sensors for a multitude of applications. To capture this opportunity, we are increasing our focus on next-generation sensor design and manufacturing. New sensor program launches in the white goods, HVAC and recreational markets, together with reed-switch business, improved our sales mix and operating income leverage during the year. Our recent acquisition of Planar Quality Corporation will reinforce this positioning by accelerating our sales in the specialized but growing area of compact, high-current, high-density transformers for military, medical, space and electric vehicle applications.

The Standex Hydraulics Group delivered strong results on the top and bottom lines in fiscal 2014 – the group's best year since the onset of the last recession. At that time, Hydraulics responded to the falloff in North American construction activity – and the accompanying decline in dump truck and dump trailer demand – by developing a range of new products. These were well received in the solid-waste and refuse markets. Six years later, our traditional dump truck and dump trailer markets are clearly in recovery mode. As a result, the Hydraulics Group experienced stronger customer demand in both the refuse and dump truck sectors this past year.

Fiscal Year 2015 Outlook

Standex is starting fiscal 2015 with strong momentum. Our opening backlog is higher on a year-over-year basis in each of our businesses. Customer activity continues to increase, orders are coming in at a healthy rate, and we are optimistic about our prospects for the year ahead. Finally, the company's operating leverage is improving as well.

Our top-line goal is to deliver long-term organic growth in excess of underlying market growth. We have good brands serving attractive markets with above-average expansion potential, so execution will be critical to achieving this goal. We are well along in a thorough review of the market opportunities in all of our businesses, with an eye toward resetting strategic priorities and selecting programs to accelerate our future sales.

In line with this strategic reprioritization, fiscal 2015 will be a year of increased capital investment. In Food Service, we will be further automating manufacturing in Nogales to improve throughput, quality and margins. In Engraving, in addition to opening three new facilities, we plan to continue to expand our offering with capital investments in laser engraving machines and nickel shell molding. We are currently installing a new laser in the United States and planning another in China later in the year. At the same time, we will be pursuing new mold texturizing applications in non-automotive applications, such as electronics, consumer products, medical and aviation.

Our Engineering Technologies capital investment plan for fiscal 2015 focuses on adding machining capacity – including new spin lathes and computer numerical control (CNC) machines – to support our growth and supply chain improvements. In addition, fiscal 2015 will bring our new vertical machining center on line, following the machine failure we experienced in fiscal 2014. We have been successful in managing this incident over the past year with minimal customer impact, and we are excited to bring this new capacity online.

Our fiscal 2015 capital investment plan for Electronics targets both operational and customer value objectives. As we move up the value chain in sensors, we are growing a business with greater capital requirements. This requires us to plan a number of investments to support new sensor programs, and to improve throughput and quality. In addition, we expect our new Electronics facility in Mexico to be fully operational in the second quarter of fiscal 2015. Relocating from our existing facility to this new plant will help us realize cost savings and efficiencies as fiscal 2015 progresses, while also delivering faster time to market for our customers.

At the same time, the Hydraulics Group's ability to leverage our new Tianjin China facility has strengthened our competitive position while substantially improving our margins. Tianjin achieved steady volume growth in fiscal 2014, which we are working to extend by increasing our capacity with CNC machining and welding automation upgrades planned for fiscal 2015.

As these plans demonstrate, we are committed to finding the best investment opportunities to leverage our healthy balance sheet and to drive profitable growth, which we believe creates shareholder value. I extend my sincere appreciation to our employees around the world for their contributions to this effort in fiscal 2014. Finally, and importantly, on behalf of all of us at Standex, I would like to thank you, our shareholders, for your continued trust and support this past year. We are committed to reward your confidence in fiscal 2015 and future years.

Sincerely,



David A. Dunbar
President and Chief Executive Officer



Roger L. Fix
Chairman of the Board of Directors